OneLink, Inc.
Exhibit 11

Computation of Net income (loss) Per Common Share

    Net income (loss) per common share is calculated based on the net income or net loss for the respective period and the weighted average number of common shares outstanding during the period. Common stock equivalents (options and warrants) are anti-dilutive for the three and six months ended June 30, 2000 and 1999.

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